January 30, 2013

Via Edgar

John Cash, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TMS International Corp.

   Form 10-K for the fiscal year ended December 31, 2011

   Filed February 21, 2012

   Form 10-Q for the quarterly period ended September 30, 2012

   Filed November 6, 2012

   File No. 1-35128

Dear Mr. Cash:

TMS International Corp. (the “Company”) is responding to the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated January 15, 2013, (the “Comment Letter”) in connection with our January 7, 2013 response to the Commission’s letter dated December 11, 2012 with respect to the above referenced filings.

Each comment from the Commission’s letter is set forth in bold font below and is followed by the Company’s response. The Company will include the changes discussed in each item below beginning with Form 10-K for the year ended December 31, 2012 which will be filed in February 2013.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 42

Application of Critical Accounting Policies, page 48

Revenue Recognition, page 49

General

We note your response to our prior comment three and appreciate the additional information you have provided. Please revise the disclosure you intend to include in future filings to more fully discuss the circumstances that allow for recording revenue at the gross amount, including the fact that you are the primary obligor and have general inventory risk.

Response:

We will revise future filings to more fully discuss the circumstances that allow for recording revenue at the gross amount, including the fact that we are the primary obligor and have general inventory risk. The text of our proposed future disclosures, if applied to the information included in the 2011 Annual Report, would have been as follows:

Revenue Recognition. Revenue includes two categories: (1) Revenue from Sale of Materials and (2) Service Revenue.

Revenue from Sale of Materials is mainly generated by our raw materials procurement business, although it also includes revenue from our Mill Services Group location where we buy, process and sell scrap for our own account.

We generate Service Revenue from scrap management, scrap preparation, raw materials optimization, metal recovery and sales, material handling or product handling, slag processing and metal recovery services, surface conditioning and other services. We recognize revenue when we perform the service or when title and risk of loss pass to the buyer.

Revenue from Sale of Materials

Raw materials procurement and logistics—In our raw materials procurement business, we generally engage in two types of transactions that require different accounting treatment. We evaluate the accounting treatment for these transactions based on their individual facts and circumstances, and we categorize them into two general groupings:

(1) Transactions where we purchase raw materials from a supplier and sell the raw materials to a customer, for which we invoice the customer for the full sale price of the goods. In this first type of transaction model, it is common for us to arrange for a sale to our customer and a matching purchase from our vendor almost simultaneously. and

(2) Transactions where we arrange delivery of raw materials shipments to a customer directly from a supplier, for which we earn a contractually determined, volume based arranging fee. In this second type of transaction, we invoice the customer for our arranging fee (but not for the sale price of the goods, which is paid directly by the customer to the vendor).

For each individual transaction, we make a determination as to whether we should record revenue for the full value of the shipment, or alternatively should only record revenue for our contractually determined arranging fee, based on our judgment as to whether we are acting as principal or agent in the transaction based on our consideration of the criteria set forth in ASC 605-45.

We record the full value of the material shipped and invoice that amount as revenue where we determine that we are acting as a principal in the transaction. In general, we conclude that we are acting as principal in the transaction when (i) we are the primary obligor under the arrangement—meaning that we are the party primarily obligated to provide the material to our customer, and that obligation is not relieved even if our supplier fails to ship the material; (ii) we have general inventory risk in the transaction, even though we may mitigate that risk by entering into a purchase and sale almost simultaneously; (iii) we have discretion in supplier selection, (iv) we have risk in physical inventory loss; and (v) we have credit risk in the transaction.

If we determine, after evaluating the above factors, that we are the principal in the transaction, we record the full invoiced value of the transaction as revenue from the sale of materials and record the full cost of the transaction as cost of raw materials shipments. If we determine that we have not met the criteria to be considered a principal in the transaction and are acting as an agent in the transaction, we will record only the contractually determined fee or margin on the transaction as revenue from the sale of materials.

We recognize revenue from raw materials procurement sales when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or F.O.B. destination depending on terms of sale, or when we have the right to receive the contractual fee. Revenues from these sources are included in Revenue from Sale of Materials.

During the year ended December 31, 2011, approximately 83% of the Company’s raw material procurement activity by volume was made under the transaction model where the Company purchases raw materials from a supplier and sells the material to the customer acting as a principal in the transaction. During the year ended December 31, 2011, approximately 17% of the Company’s raw material procurement activity by volume was transacted where the Company arranged for delivery of raw material for a customer directly from a vendor earning a contractually determined volume-based fee acting as an agent in the transaction. The volume-based fee is recorded as Revenue From Sale of Materials and there is no corresponding Cost of Raw Material Shipment in this transaction model.

The Company also purchases, processes and sells scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from scrap sales of material when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in Revenue from Sale of Materials.

Service Revenue

Metal recovery, slag handling, processing, and sales—We generate revenue by removing slag from a furnace and processing it to separate metallic material from other slag components. The separated metallic material is generally reused in production of steel by the host mill or sold to other end users, and the remaining nonmetallic material is generally sold to third parties as aggregate. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in Service Revenue.

Semi finished material handling; scrap management preparation—We generate revenue from receiving, processing and managing raw material inputs, primarily scrap, and handling and recording inventory of finished products where all of the production is generally completed at the customer’s location. Revenues from these sources are included in Service Revenue and are recognized at the time the service is performed.

Surface conditioning—We generate revenue from removing imperfections from semi-finished steel processed for use in high-end applications. The Company recognizes revenue from surface conditioning services when it performs the services. Revenues from these sources are included in Service Revenue.

Raw materials optimization—Revenue from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical combination of input materials necessary to make a customer’s specified chemistry of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in Service Revenue.

Other revenues—We generate from various additional services, including dust and debris management, equipment rental services, mobile equipment maintenance, refractory removal, vacuumation, as well as revenues from services to customers outside of the normal contractual agreement. The Company recognizes revenue as the service is provided. Machine shop service revenues are recognized as work is performed. Revenues from these sources are included in Service Revenue.

In certain instances, we have contracts under which we provide multiple services at a single mill site, but each type of service is detailed in a separate scope of work and subject to a separate fee structure within the contract. In those instances, each service that we provide is also provided individually to other customers and other mill sites, providing evidence that the individual services have stand alone value under ASC 605-25-5(a). We allocate revenue to each individual service based on the specific fee structure laid out in the contract as such fees fall within a consistent range of similar fees charged where we provide the service as a single service at a mill site. We believe the contractual pricing structure and its relationship to pricing for similar services offered to other customer provides objective evidence of the prices of the services we provide and, accordingly, our allocation is consistent with the relative selling price method prescribed in ASC 605-25-30-2.

General acknowledgement

In connection with this response to the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require additional information with respect to the foregoing, , please do not hesitate to call the undersigned at (412) 675-8252 or Mr. Kirk Peters, the Company’s Principal Accounting Officer, at (412) 267-5163.

Sincerely,

/s/ Daniel E. Rosati
Daniel E. Rosati
Executive Vice President and Chief Financial Officer